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December 20, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara Ransom, Office Chief

Jennifer López, Staff Attorney

Jennifer Thompson, Branch Chief

Robert Babula, Staff Accountant

Re:	Brookfield Infrastructure Corp. and Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-1

Filed September 25, 2019

File Nos. 333-233934 and 333-233934-01

Amendment No. 2 to Registration Statement on Form F-1

Filed December 20, 2019

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 10, 2019 relating to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 (Registration Nos. 333-233934 and 333-233934-01) of the Registrants originally filed with the Commission on September 25, 2019 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised Amendment No. 2 to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 2.

Securities and Exchange Commission

December 20, 2019

Registration Statement on Form F-1/A filed on November 13, 2019

Questions and Answers Regarding the Special Distribution, page 3

1.

We note your response to comment 2, however, we continue to believe that your references to “identical” and “economic equivalent” are unclear. Specifically, please help us reconcile your statement that “the dividend level on the class A shares will be identical to the post-closing unit distribution level (emphasis added),” which suggests that the dividend on class A shares will be 9/10ths of the pre-closing level of distributions for the Units, with your statement that “the result that the aggregate distribution received by a holder on its units and class A shares will be the same as it would have received if the special distribution had not been made,” which suggests that the dividend on class A shares will be 1/10ths of the pre-closing level of distributions for the Units. Please revise to state, if true, the amount of distributions on one class A share and one unit in the aggregate after the Special Distribution will be identical and/or the economic equivalent of the amount of distributions on one unit before the Special Distribution.

The Registrants respectfully advise the Staff that the disclosure appearing on page 3 of Amendment No. 1 (and repeated in other sections therein) is only meant to disclose the fact that the aggregate distributions to be paid on all units for the distribution date immediately prior to the special distribution and the aggregate distributions/dividends to be paid on the units and class A shares on the distribution/dividend date immediately following the special distribution are intended to be equal in the aggregate, even though (as a result of there being more securities of the group outstanding) the per unit/class A share distributions/dividends will be lower (although the same on a per unit/class A share basis).

For example, assuming a partnership unitholder owns 90 units prior to the special distribution, it would be entitled to receive an aggregate of $45.225 in distributions (based on a quarterly distribution amount per unit of $0.5025) for the distribution period immediately prior to the special distribution. Based on the distribution ratio of one class A share for nine units, the unitholder is expected to receive 10 class A shares and therefore immediately after the special distribution the holder would own 100 securities (90 units and 10 class A shares). The holder will still receive an aggregate distribution of $45.225 (assuming the holder continues to own the 90 units and 10 class A shares), but that $45.225 would be divided among the 90 units it owns and the 10 class A shares it owns immediately after the special distribution. Therefore, while the aggregate distributions to be received by the holder for the distribution period immediately after the special distribution would remain the same (i.e., $45.225), the per unit/per share amount would no longer be $0.5025 but rather $0.45225 per unit and $0.45225 per class A share. Therefore, the distribution amount per unit/class A share will be identical (i.e., $0.45225), but on a per unit/class A share basis it will be reduced from the pre-closing level to take into account that there are more securities outstanding (100 rather than 90, in the above example) that will be entitled to receive distributions. This effect on the quarterly distribution level mirrors what would happen in the event of a stock split.

Further, if in the example above the holder of the 10 class A shares exchanged its class A shares for units, the holder would receive 10 units upon exchange and, when added to the

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December 20, 2019

90 units it already owned, would now own 100 units (and zero class A shares). Therefore, the holder would now be entitled to receive $0.45225 on each unit for an aggregate distribution of $45.225, the same amount it would have received if there had been no special distribution.

In order to avoid any ambiguity, the Registrants have made certain revisions and included a hypothetical example on pages 11 and 60 of Amendment No. 2 to clarify the disclosure.

Risk Factor, page 20

2.

We note your response to comment 7. Please revise your disclosure to state, as you do in your response, that “the cash amount payable in the event that cash is used to satisfy an exchange request will be equal to the NYSE closing price of one unit on the date that the request for exchange is received by the transfer agent. As a result, a decrease in the value of the units after that date will not affect the amount of cash received.”

In response to the Staff’s comment, the Registrants have revised the disclosure starting on the page 34 of Amendment No. 2.

The Special Distribution

Transaction Agreements, page 51

3.

We note your revised disclosure in response to comment 10. To provide additional context for investors, please elaborate on how the “value of the businesses transferred and the anticipated value of a share of [y]our company” were determined. We also reissue our prior comment in-part, as we are unable to identify the revised disclosure related to how the exchange ratio of 1:9 was determined. Please revise to include such information or tell us where the revised disclosure has been included.

The Registrants respectfully advise the Staff that the board of directors of the general partner of the Partnership will determine the actual distribution ratio closer to the distribution date (i.e., the one-for-nine ratio is subject to change prior to the date on which the special distribution is declared by the board of directors). The distribution ratio is intended to cause a proportionate split of the market capitalization of the Partnership between the units of the Partnership and the class A shares of the Company based on the value of the businesses to be transferred to the Company relative to the Partnership’s market capitalization. The one-for-nine ratio disclosed in the initial filing of the Registration Statement and Amendment No. 1 was determined using the current fair market value of the businesses to be transferred by the Partnership to the Company, the current number of the units outstanding (assuming exchange of the redeemable partnership units of Holding LP), and the current market capitalization of the Partnership. This calculation will be confirmed (and may be changed, if considered appropriate) closer to the date of the special distribution. The fair market value of the businesses to be transferred by the Partnership will be determined by the management of the Partnership using commonly accepted valuation methodologies and the value of the class A shares and the Partnership’s market capitalization will be determined using the market price for the units, each as of the most recent practicable date. The ratio may be rounded to reduce the number of fractional interests that will be created, and the distribution will be made pro rata. The Registrants have revised the disclosure on pages 14 and 61 of Amendment No. 2

Securities and Exchange Commission

December 20, 2019

to provide further detail of the general methodology that will be used in calculating the distribution ratio. The Registrants will include the final distribution ratio in the final prospectus.

Material United States Federal Income Tax Considerations, page 191

4.

We note your revised disclosure that the conclusions in this section represent the opinion of Torys LLP. Please tell us if you intend to file such opinion, as it appears that you have not revised your Exhibit index. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19. As a related matter, if you intend to file an opinion, please revise the disclosure in this section where you have included Torys LLP’s opinion to clearly identify and articulate each material tax consequence being opined upon. In this regard, we note your disclosure on page 191 that the discussion, to the extent it expresses conclusions as to the application of U.S. federal income tax law, represents the opinion of Torys LLP. However, we did not note an opinion on certain matters that you discuss throughout the filing. For example, we note your disclosure throughout the filing that you believe the special distribution to U.S. unitholders is expected to qualify as a non-taxable distribution of property. Please revise to have counsel clearly identify and articulate each material tax consequence being opined upon. If there is significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. Please have counsel revise the tax opinion accordingly. Refer to Section III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance.

The Registrants advise the Staff that they intend to file a tax opinion with the Registration Statement, and have revised the Exhibit index accordingly in Amendment No. 2.

In response to the Staff’s comments regarding identifying and articulating each material tax consequence being opined upon, the Registrants have revised the disclosure on page 209 of Amendment No. 2 to clarify that the assumption that the partnership and Holding LP will be treated as partnerships for U.S. federal income tax purposes is based on the opinion of Torys LLP that each of the partnership and Holding LP will be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes. In addition, the Registrants have revised the disclosure on pages 55, 210, 213, 214, and 216 of Amendment No. 2 to clearly identify U.S. federal income tax issues that are highly factual in nature or that depend on future facts and circumstances with respect to which reasonable assumptions cannot be made, and to clarify that Torys LLP has rendered no opinion with respect to these issues. The Registrants respectfully advise the Staff that the entire discussion under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS,” to the extent it expresses conclusions as to the application of U.S. federal income tax law and subject to the qualifications described therein, represents the opinion of Torys LLP.

In response to the Staff’s comment that the special distribution to U.S. unitholders is expected to qualify as a non-taxable distribution of property, the Registrants have revised the disclosure on pages 17, 28, 210, 213, and 216 of Amendment No. 2 to clarify that the reason

Securities and Exchange Commission

December 20, 2019

such treatment is not free from doubt is that it depends on the highly factual determination that, for such U.S. federal income tax purposes, neither the partnership nor Holding LP has ever been engaged in a trade or business since the date of formation. The partnership and Holding LP were each formed in 2007. In addition, the Registrants have revised the disclosure on pages 209 through 211 of Amendment No. 2 to further clarify that the special distribution will be non-taxable to U.S. unitholders, even if treated as a distribution of cash, except to the extent that the fair market value of the class A shares received, as of the date of the special distribution (plus the amount of cash received in lieu of fractional class A shares pursuant to the special distribution), exceeds a U.S. unitholder’s adjusted tax basis in its interest in the partnership (including, for this purpose, both units and partnership preferred units). In this regard, the Registrants respectfully advise the Staff that, based on the historic trading prices of the units, historic distributions on the units, and historic allocations of the partnership’s items of income, gain, loss, and deduction for U.S. federal income tax purposes, the fair market value of the class A shares distributed to a U.S. unitholder who acquired units only after December 2009 is not expected to exceed such U.S. unitholder’s adjusted tax basis in its interest in the partnership. Accordingly, the Registrants do not expect for any U.S. unitholder to recognize gain for U.S. federal income tax purposes by reason of receiving class A shares in the special distribution, regardless whether the special distribution is treated as a distribution of cash or as a distribution of property for U.S. federal income tax purposes, unless such U.S. unitholder acquired units before January 2010. Notwithstanding the foregoing, the Registrants respectfully note that the disclosure addresses the material U.S. federal income tax consequences of the special distribution without regard to when a unitholder acquired units.

Combined Carve-out Financial Statements of the Utilities Operations of Brookfield Infrastructure Partners L.P.

Note 3. Significant Accounting Policies, page F-10

5.

Your response to comment 32 appears to describe three categories of revenue: core operations, which you appear to define as the distribution of natural gas and electricity, non-core operations, and connections. Please confirm our assumption that you will disaggregate revenues from external customers into these three categories, and that your disclosure will include revenue from both BUUK and NTS. If our assumption is incorrect, please tell us in more detail what you plan to disclose and how such disclosure will comply with paragraph 32 of IFRS 8.

The Registrants confirm that they will disclose within the audited combined carve-out financial statements of the Utilities Operations of the Partnership as at and for the year ended December 31, 2019 to be included in the Registration Statement prior to effectiveness the disaggregated revenues relating to BUUK into the following categories: (1) gas and electricity distribution, (2) connections, and (3) other operations. Given that the revenue stream pertaining to NTS is dissimilar to BUUK’s distribution revenue streams, the Registrants will separately disaggregate gas transmission revenue in relation to NTS into a fourth category of products and services.

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Securities and Exchange Commission

December 20, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.